ParaZero Technologies Ltd.

30 Dov Hoz

Kiryat Ono, 5555626, Israel

July 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	ParaZero Technologies Ltd. (CIK 0001916241)
Registration Statement No. 333-265178 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

ParaZero Technologies Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 26, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at (312) 364-1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

ParaZero Technologies LTD.

By:	/s/ Boaz Shetzer
Boaz Shetzer
Chief Executive Officer